SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 March 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	IHG acquires 51% stake in Regent Hotels & Resorts dated 14 March 2018

Exhibit No: 99.1

14 March 2018

IHG EXPANDS LUXURY FOOTPRINT, ACQUIRES 51% STAKE IN REGENT HOTELS & RESORTS

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces that it has agreed to acquire a 51% stake in Regent Hotels and Resorts ("Regent") for $39 million in cash. IHG will have the right to acquire the remaining 49% interest in a phased manner from 2026.

IHG will bring Regent into its brand portfolio at the top end of the luxury segment and will accelerate its growth globally, supported by IHG's powerful enterprise. IHG's intention is to grow the brand from six hotels today to over 40 hotels in key global gateway city and resort locations over the long term.

Synonymous with timeless modernity, understated luxury and intuitive service, the Regent brand has set the benchmark for luxury hotels globally since it was founded in 1970. It has a world-renowned heritage, built around the elegant, timeless design of its hotels and rooted in its focus on delivering a truly unique and superior luxury experience for guests.

IHG is already a global leader in the luxury segment with the world's largest luxury brand, InterContinental Hotels & Resorts. The acquisition of Regent is part of one of IHG's new strategic initiatives focused on continuing to expand its footprint in the fast-growing $60 billion luxury segment. This initiative is supported by the creation of a new dedicated division to further enhance our capabilities in this area and will be funded by IHG's efficiency programme, as outlined at our Full Year Results on 20 February.

IHG also announces today that following an extensive refurbishment due to commence in early 2020, InterContinental Hong Kong will become a Regent Hotel in early 2021. The hotel originally opened its doors in 1980 as one of the most iconic hotels to ever carry the Regent brand.

Keith Barr, Chief Executive Officer of IHG, commented: "IHG is already one of the world leaders in luxury with our InterContinental Hotels and Resorts brand, but we see significant potential to further develop our global footprint in the fast-growing luxury segment. As one of the pioneers in defining luxury hotels both in Asia and around the world, Regent is an excellent addition to IHG's portfolio of brands. We see a real opportunity to unlock Regent's enormous potential and accelerate its growth globally. In addition, by creating a dedicated luxury division, we will be bringing together some of the most experienced and respected people in the industry who will help drive our luxury offer, ensuring that our existing luxury brands continue to evolve and allowing us to bring in new brands such as Regent to enhance our brand portfolio."

Steven Pan, Executive Chairman of Formosa International Hotels Corporation commented: "Regent was founded by legendary hotelier Robert H. Burns, who sought to combine Asian hospitality and Western elegance to create a leading luxury hotel brand. The brand has an unrivalled heritage at the very top end of the luxury segment and the flagship Regent Hong Kong was consistently voted the world's best hotel in the 1980's and 1990's. Returning the property to its original roots as a Regent hotel is symbolic of our ambition to return the brand to its former glory and will go down in history as one of the greatest brand comebacks in the hotel industry. IHG shares our vision for the brand and has the ability to make our ambition a reality. IHG has a deep understanding of how to protect what makes the Regent brand so unique and special, whilst at the same time ensuring that the brand can grow and thrive on a global scale."

Goodwin Gaw, Chairman of Gaw Capital Partnership, commented: "The InterContinental Hong Kong is internationally acclaimed as one of the world's best hotels and is prized for its unrivalled views of the Victoria Harbour and Hong Kong Island. Originally built as The Regent Hong Kong in 1980, the hotel was rebranded to InterContinental Hong Kong in June 2001. The hotel is primed to undergo a spectacular transformation that will position it as one of the top hotels not only in Asia, but also as one of the world's most iconic hotels. We are absolutely delighted that after the refurbishment, we will be opening our doors once again as The Regent Hong Kong, a flagship property for the Regent brand, returning the property back to its original roots."

TRANSACTION OVERVIEW

1.
IHG is to acquire a 51% interest in a joint venture with Formosa International Hotels Corporation to acquire the Regent Hotels and Resorts brand and associated management contracts.

2.
The 51% interest will be acquired for $39 million in cash, paid in three tranches of $13 million, the first upon the date of completion, the second in 2021 and the third in 2024. These amounts will be funded within IHG's existing capital expenditure guidance of up to $350 million gross, and $150 million net, per annum into the medium term.

3.
IHG has the option to acquire the remaining 49% stake in a phased manner from 2026. This will be via a combination of put and call options, is capped, and is based on a trailing twelve-month multiple of joint venture income, which based on our current projections would result in a payment of less than $100 million.

4.
There are currently 6 hotels (2.0k rooms) in the Regent system. The annual fee income of those management contracts acquired by IHG will be offset by costs associated with the JV.

5.
There are currently 3 hotels (0.9k rooms) in the Regent pipeline.

6.
IHG expects to grow the brand to more than 10,000 rooms (40 hotels) over the long term.

7.
The transaction is expected to close during the second quarter of 2018 upon satisfaction of certain customary conditions.

--ENDS--

Contact Details

Investor Relations
Catherine Dolton and Tom Yates:
+44 (0)1895 512176
+44 (0)7527 419 431

Media Relations
Yasmin Diamond and Zoë Bird:
+44 (0)1895 512008
+44 (0)7736 746 167

Notes to Editors

About IHG

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,300 hotels and nearly 800,000 guest rooms in almost 100 countries, with nearly 1,700 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	14 March 2018